PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File No. 82-4025

"At Home in North America"

GLOBEX 16,407,050 shares issued and outstanding

RECEIVED 2007 JAN -3 P 12:25 OFFICE OF INTERNATIONAL CORPORATE FINANCE

November 28, 2006

UPDATE ON GLOBEX'S FABIE BAY PROJECT

SUPPL

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX-Toronto, G1M-Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF-U.S. Pink Sheets)** wishes to update shareholders on two important milestones recently announced regarding Globex's Fabie Bay and Magusi River copper, zinc, gold, silver deposits.

Firstly, **First Metals Inc. (FMA-TSX)** has commissioned a 31-km hydroelectric line to the properties and has paid $2.4 million to Hydro Quebec to cover the cost of construction which is planned to be completed by the end of January 2007.

Secondly, metallurgical test work conducted on new drill core has achieved 93% copper recoveries in a plus 24% copper concentrate. This confirms historic recoveries indicated in a 1978 bulk sample taken by Noranda.

Globex is very pleased with the rapid progress being made by First Metals and looks forward to production from the properties which will generate significant cash flow to Globex from the companies 2% Net Metal Royalty and 10% Net Profit Royalty.

At commercial production, Globex will also receive shares equal to 10% of the issued capital of First Metals Inc.

This press release was written by Jack Stoch in his capacity as a Qualified Person (Q.P.).

We Seek Safe Harbour.

07020077

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

[Translation]

November 27, 2006

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Determination of Terms of Issuance, Etc.
of Unsecured Bonds with Stock Acquisition Rights (Convertible-Bonds Type) - First Series

Notice is hereby provided that, regarding the issuance of Unsecured Bonds with Stock Acquisition Rights (Convertible-Bonds Type) - First Series (Ranking *Pari Passu* only with Bonds with Stock Acquisition Rights (Convertible-Bonds Type)) resolved at the meeting of the Board of Directors of the Company held on November 15, 2006, the terms have been determined, the details of which is as described below.

Contents

1. Matters relating to the Stock Acquisition Rights

Conversion Price	21,120 yen per share
Conversion Price Determination Date	November 27, 2006
· Share price (closing price) on the Tokyo Stock Exchange on the Conversion Price Determination Date	16,500 yen
· Premium [{(Conversion Price)/(Share Price (Closing Price))-1}×100]	28.00%

2. Subscription Period

From Tuesday, November 28, 2006 to Thursday, November 30, 2006

3. Payment Date (Allocation Date of Stock Acquisition Rights)

Friday, December 1, 2006

(For Reference)

Outline of Unsecured Bonds with Stock Acquisition Rights (Convertible-Bonds Type) - First Series (released on November 15, 2006)

(1) Aggregate Issue Amount

50,000,000,000 yen

(2) Exercise Period

Thursday, January 4, 2007 to Friday, March 28, 2014

(3) Interest Rate

The Bonds with Stock Acquisition Rights will bear no interest.

(4) Maturity Date

Monday, March 31, 2014

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp

File No. 82-34673

For Fiscal Year 2006

SEMI-ANNUAL BUSINESS REPORT

April 1, 2006 through September 30, 2006

NOMURA RESEARCH INSTITUTE, LTD.

[Summary Translation]

TO OUR SHAREHOLDERS

The greetings of Akihisa Fujinuma, President, CEO & COO of the Company, an overview of economic conditions in Japan and the results of operations of the Company for the six months ended September 30, 2006 are included.

NRI IN FIGURES

(100 Millions of yen except for per share data)

	For the six months ended September 30, 2004	For the six months ended September 30, 2005	For the six months ended September 30, 2006
Sales	1,151	1,325	1,464
Operating Profit	123	164	208
Current Profit	129	173	224
Net Profit	68	103	134
EPS (Net Profit per Share) (yen)	152	230	331
Dividends per Share (yen)	20	50	70

SUMMARY OF SALES BY SECTOR AND SEGMENTS

Sales by Sector

Breakdown of sales by sector is shown in the form of graph.

Sales by Segments

A brief description of the Consulting Services and the IT Solutions Services is provided. Sales of the Consulting Services increased by 13.3% to 13.3 billion yen. Sales of the IT Solutions Services increased by 10.3% to 133.1 billion yen.

Breakdown and the amounts of sales for the period in the Company's business by category of service, and changes in sales of each of Consulting Services and IT Solutions Services are shown in the form of graphs.

CONSOLIDATED FINANCIAL STATEMENTS

Summary Consolidated Statement of Income

(Millions of yen)

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	Changes
Sales	132,502	146,452	+13,949
Cost of sales	99,110	106,038	+6,928
Gross profit	33,392	40,413	+7,020
Selling, general and administrative expenses	16,932	19,573	+2,640
Operating profit	16,460	20,840	+4,380
Non-operating profit and loss	923	1,654	+731
Current profit	17,383	22,495	+5,111
Extraordinary profit and loss	-298	-7	-290
Net profit before tax, etc.	17,085	22,487	+5,402
Income taxes, etc.	6,714	9,001	+2,286
Net profit for the current period	10,370	13,486	+3,115

Summary Consolidated Balance Sheet

(Millions of yen)

	For the six months ended September 30, 2005 (As of September 30, 2005)	For the six months ended September 30, 2006 (As of September 30, 2006)
Assets:		
Current assets:	135,154	146,505
Fixed assets:		
Tangible fixed assets	37,805	41,169
Intangible fixed assets	21,921	21,057
Investment and others	126,158	86,640
Total fixed assets	185,886	148,867
Total Assets	321,040	295,373
Liabilities:		
Current liabilities:	46,075	62,975
Fixed liabilities:	35,709	26,520
Total Liabilities	81,784	89,496
Net assets:		
Shareholders' equity:		
Common stock	18,600	18,600
Capital surplus	14,800	14,800
Retained earnings	176,788	196,391
Treasury stock	-973	-47,893
Total Shareholders' equity	209,214	181,898
Valuation and translation adjustments:		
Unrealized gain on other securities	30,395	23,585
Translation adjustments	-354	290
Total valuation and translation adjustments	30,041	23,876
Stock acquisition rights:	--	102
Total net assets	239,255	205,876
Total Liabilities and net assets	321,040	295,373

(Note)

Accounting standard for presentation of net assets in the balance sheet and its implementation has been applied since the six months ended September 30, 2006

Summary Consolidated Statement of Cash Flows

(Millions of yen)

	For the six months ended September 30, 2005	For the six months ended September 30, 2006	Changes
Cash flow from operating activities	11,473	9,159	-2,314
Cash flow from investing activities	-16,521	-4,361	+12,160
Cash flow from financing activities	-4,684	-3,641	+1,042
Effect of exchange rate changes on cash and cash equivalents	90	27	-63
Net increase (or decrease) in cash and cash equivalents	-9,641	1,183	+10,825
Cash and cash equivalents at beginning of the period	38,677	50,752	+12,075
Cash and cash equivalents at end of the period	29,035	51,936	+22,901

SPECIAL TOPICS

Forum "Dream Up the Future 2006" is highlighted. Achievements of a campaign entitled "Proposing Japan's Future toward 2010" are also introduced.

RECENT TOPICS

Several corporate achievements of the Company are highlighted, including:

- the Company chosen by the security analysts as one of the excellent companies in corporate disclosure for the fourth consecutive year (announced on September 27, 2006);
- announcement of transfer of shares of NRI Garden Network, Ltd., a wholly-owned subsidiary of NRI, to Argo 21 Corporation (announced on August 29, 2006); and
- construction of a new data center in Tsuzuki ward, City of Yokohama, as our fourth data center to strengthen and expand our operational business (construction started on July 20, 2006).

RESULTS FROM SHAREHOLDER POLL

Responses to a shareholder poll, which was enclosed in the Annual Business Report for Fiscal Year 2005, on attractiveness of NRI in purchase of shares and articles in which shareholders are interested are introduced.

COMPANY DATA (as of September 30, 2006)

Outline of the Company

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

Major Shareholders

The names of the major shareholders, the number and percentage of shares held by them are mentioned.

Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

Status of Employees by Qualification

The numbers of employees by title or qualification thereof are mentioned.

Officers

The names of 11 Directors, 5 Corporate Auditors and 28 Corporate Vice Presidents are mentioned.

Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, record dates, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on November 15, 2006 for the six-month period ended September 30, 2006 and sets forth the following information:

PART ONE CORPORATE INFORMATION

- I. Outline of the company
  - 1. Changes in principal indicators of business operations, etc.
  - 2. Substance of business
  - 3. Related companies
  - 4. Employees
- II. Business operations
  - 1. Summary of results of operations, etc.
  - 2. Production, orders received and sales
  - 3. Material business issues to be dealt with
  - 4. Contracts material to operation of business
  - 5. Research and development activities
- III. Conditions of facilities
  - 1. Conditions of principal facilities
  - 2. Plans for establishment, disposal, etc. of facilities
- IV. State of the company
  - 1. Information concerning shares, etc.
    - (1) Total number of shares, etc.
    - (2) Stock acquisition rights, etc.
    - (3) Changes in number of issued shares and issued share capital
    - (4) Principal shareholders
    - (5) Voting rights
  - 2. Changes in share price
  - 3. Officers

The semi-annual securities report is available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the main and Osaka offices of the Company for a certain period.

Securities Registration Statement

A securities registration statement regarding issuance of Unsecured Bonds with Stock Acquisition Rights (Convertible-Bonds Type) and an amendment thereto regarding the determination of undetermined terms of issuance were filed with the Director of the Kanto Local Finance Bureau through EDINET on November 15, 2006 and November 27, 2006, respectively. Such securities registration statements are available for public inspection through EDINET and at the Tokyo Stock Exchange, Inc. and the Osaka Securities Exchange Co., Ltd. for a certain period.